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      FORM 3                           U.S. SECURITIES AND EXCHANGE COMMISSION                             OMB APPROVAL
                                                WASHINGTON, D.C. 20549                             OMB Number            3235-0104
                                                                                                   Expires:     September 30, 1998
                               INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES             Estimated average burden
                                                                                                   hours per response..........0.5
                       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
                                     30(f) of the Investment Company Act of 1940
(Print or Type Responses)

1. Name and Address of Reporting Person* 2. Date of Event Re- 4. Issuer Name and Ticker or Trading Symbol
                                            quiring Statement
   Belco Energy LP <fn1>                    (Month/Day/Year)     Hugoton Energy Corporation (HUGO)

                 (Name)                                       5. Relationship of Reporting Person(s) to     6. If Amendment,
                                            June 17, 1997        Issuer   (Check all applicable)               Date of Original
                                                                     Director        X   10% Owner             (Month/Day/Year)
  14300 Cornerstone Village Drive,       3. IRS or Social Se-  -----                -----
  Suite 421 <fn1>                           curity Number of         Officer (give       Other (specify     7. Individual or Joint/
               (Street)                     Reporting Person   -----  title below)  -----       below)         Group Filing (Check
                                            (Voluntary)                                                        Applicable Lines)
                                                                                                               Form Filed by One
  Houston          Texas        77104                                                                     ---  Reporting Person
 (City)            (State)        (Zip)                        ----------------------------------          X   Form Filed by More
                                                                                                          ---  than One Reporting
                                                                                                               Person

                                                               Table I - Non-Derivative Securities Beneficially Owned
                                                               ------------------------------------------------------
1. Title of Security                             2. Amount of Securities     3. Ownership Form:    4. Nature of Indirect Beneficial
   (Instr. 4)                                       Beneficially Owned          Direct (D) or         Ownership  (Instr. 5)
                                                    (Instr. 4)                  Indirect (I)
                                                                                (Instr. 5)
Common Stock                                     2,940,000                    D and I <fn2>           shares held by Belco Energy
                                                                                                      LP, the direct beneficial
                                                                                                      owner

1    This Form 3 is also filed on behalf of:

     -     Belco Operating Corp., 14300 Cornerstone Village Drive, Suite 421, Houston, Texas 77104
     -     Belco Oil & Gas Corp., 767 Fifth Avenue, 46th Floor, New York, NY 10153
     -     Robert A. Belfer, 767 Fifth Avenue, 46th Floor, New York, NY 10153

2    Belco Energy LP is the direct beneficial owner of the shares of common stock subject to this Form 3.  Belco Operating Corp., as general partner of Belco Energy LP, Belco Oil & Gas Corp., as sole shareholder of Belco Operating Corp., and Robert A.
     Belfer, as shareholder of Belco Oil & Gas Corp., may be deemed beneficial owners of the shares of common stock beneficially owned by Belco Energy LP.  However, this Form 3 shall not be deemed an admission that Belco Operating Corp., Belco Oil & Gas
     Corp. and Robert A. Belfer are the beneficial owners of any shares of common stock covered by this statement.



Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
*  If the form is filed by more than one reporting person, see Instructions 5(b)(v).  				    SEC 1473 (7-96)



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
FORM 3 (Continued) Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative  2. Date Exercisable and Expiration     3. Title and Amount of    4. Conver-   5. Ownership    6. Nature of
   Security                Date (Month/Day/Year)                  Securities Underlying     sion or      Form of         Indirect
   (Instr. 4)                                                     Derivative Security       Exercise     Derivative      Beneficial
                                                                  (Instr. 4)                Price of     Security:       Ownership
                                                                                            Deri-        Direct (D) or   (Instr. 5)
                                                                                            vative       Indirect (I)
                        Date Exer-  Expiration Date               Title     Amount of       Security     (Instr. 5)
                        cisable                                             Number of
                                                                            Shares







Explanation of Responses:



         Belco Energy LP                                                    Belco Operating Corp.
         By:  Belco Operating Corp.
              its general partner


              By:   /s/ Robert A. Belfer                 June 27, 1997       By:   /s/ Robert A. Belfer               June 27, 1997
                 ------------------------------------                          ------------------------------------
                          Robert A. Belfer                                               Robert A. Belfer
                 Chairman and Chief Executive Officer                          Chairman and Chief Executive Officer


                                                                             Belco Oil & Gas Corp.

              By:   /s/ Robert A. Belfer                 June 27, 1997       By:   /s/ Robert A. Belfer               June 27, 1997
                 ------------------------------------                          ------------------------------------
                          Robert A. Belfer                                               Robert A. Belfer
                                                                               Chairman and Chief Executive Officer



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.  If space is insufficient, see
       Instruction 6 for procedure.



												                             Page 2
										                                    SEC 1473 (7-96)

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